Contact

www.linkedin.com/in/leila-whitehead-024b2537 (LinkedIn)
www.lovethesecretcloset.com (Company)

Top Skills

Jewelry
Handmade Jewelry
Jewelry Design

Leila Whitehead

Owner at Trilogy Sanctuary
San Diego, California, United States

Experience

Trilogy Sanctuary
10 years 7 months

Owner
October 2013 - Present (10 years 7 months)
San Diego

Trilogy Sanctuary is a holistic center in San Diego, offering Yoga, Meditation, Energy work, Spiritual Services, Nutritional counseling and has an Organic Vegetarian cafe with an Organic Juice and smoothie bar. I am the owner and creator of this project!

Owner
October 2013 - Present (10 years 7 months)
Creative director.

Love The Secret Closet
14 years

Director
June 2011 - Present (12 years 11 months)
Sauve, France

This is my shop in Sauve, and an online shop, selling vintage and Second hand clothes, hand made jewellery and accessories

Owner
May 2010 - Present (14 years)

Education

University of Brighton
B A Hons, Criminology and Sociology